QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        For the three and nine months ended September 30, 2013 and 2012, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Earnings:
Income before taxes	$100,855	$87,374	$300,945	$260,870
Fixed charges	65,013	61,534	187,461	190,471

Total earnings	$165,868	$148,908	$488,406	$451,341

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$64,997	$61,514	$187,404	$190,404
Estimate of the interest component of rental expense	16	20	57	67

Total fixed charges	$65,013	$61,534	$187,461	$190,471

Ratio of earnings to fixed charges	2.55	2.42	2.61	2.37

QuickLinks

  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES